AM 9-5-03



03051705

VF 9-4-03

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
SEP 02 2003

SEC FILE NUMBER
8- 17747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGENTHAU & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FINANCIAL PLAZA, SUITE 2504
(No. and Street)

FT. LAUDERDALE	FLORIDA	33394
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY R. MORGENTHAU 954-463-0501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEEFE, McCULLOUGH & CO., LLP, C.P.A.'S
(Name – *if individual, state last, first, middle name*)

6550 N. FEDERAL HIGHWAY, #410	FT. LAUDERDALE	FL	33308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

826

OATH OR AFFIRMATION

I, ANTHONY R. MORGENTHAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGENTHAU & ASSOCIATES, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Beth C. Anderton
MY COMMISSION # DD061945 EXPIRES
October 1, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

Anthony R Morgenthau
Signature

PRESIDENT
Title

Beth C. Anderton, Notary Public
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2003 and 2002

TABLE OF CONTENTS



KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A.
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

CHRISTOPHER L. COLLINS, C.P.A.
PIERCE R. KEEFE, C.P.A.
CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.
NICHOLAS A. GROSS, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statements of financial condition of Morgenthau & Associates, Inc. as of June 30, 2003 and 2002, and the related statements of income (loss), stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby its corresponding Broker-Dealer handles all customers' money and stock transactions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgenthau & Associates, Inc. at June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 is presented as required under SEC Rule 17a-5 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Keefe, McCullough & Co., LLP
KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
July 18, 2003

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002

A S S E T S

	2003	2002
ASSETS:		
Cash	$ 49,548	$ 70,048
Accounts receivable, commissions	12,283	16,011
Prepaid expenses	4,653	4,623
Deposit with clearing broker	15,000	15,000
Securities owned:		
Marketable, at market value	35,842	57,900
Not readily marketable, at estimated fair value	123,020	--
Deposits, other	368	368
Office furniture and equipment, at cost, less accumulated depreciation of $ 4,187 and $ 5,808, respectively	1,656	3,852
Due from MP1, LLC	--	19,450
Total assets	$ 242,370	$ 187,252

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
LIABILITIES:		
Accounts payable and accrued expenses	$ 3,313	$ 17,806
Income taxes payable	10,766	--
Loan payable to stockholder	--	9,104
Total liabilities	14,079	26,910
STOCKHOLDER'S EQUITY:		
Common stock, $ .01 par value; 100,000 shares authorized, 98,800 shares issued and outstanding	988	988
Paid-in capital	234,812	234,812
Retained earnings (deficit)	(7,509)	(75,458)
Total stockholder's equity	228,291	160,342
Total liabilities and stockholder's equity	$ 242,370	$ 187,252

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2003 and 2002

	2003	2002
INCOME:		
Retail commissions	$ 150,197	$ 102,105
Private placement commissions (Note 5)	135,543	11,250
Total income	285,740	113,355
GENERAL AND ADMINISTRATIVE EXPENSES:		
Administrative fee (Note 5)	92,760	27,600
Professional fees	44,137	43,258
Rent, net of sublease (Note 5)	14,993	10,774
Penalties and fines	13,000	--
Miscellaneous	9,769	10,231
Dues and subscriptions	4,823	495
Seminars and training	3,392	362
Provision for depreciation	2,144	2,792
Insurance, general	981	1,068
Taxes and licenses	584	326
Postage	365	224
Commissions	273	2,031
Office supplies and expense	60	817
Salary	--	56,000
Payroll taxes	--	1,943
Travel and entertainment	--	850
Printing	--	784
Telephone	--	310
Insurance	--	148
Repairs and maintenance	--	142
Total general and administrative expenses	187,281	160,155
Operating income (loss)	98,459	(46,800)
OTHER INCOME (EXPENSE):		
Miscellaneous	2,288	9,046
Loss on sale of property and equipment	(51)	(2,389)
Unrealized loss on investments	(21,981)	--
Total other income (expense)	(19,744)	6,657
Income (loss) before provision for income taxes	78,715	(40,143)
PROVISION FOR INCOME TAXES	10,766	--
Net income (loss)	$ 67,949	$ (40,143)

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2003 and 2002

	Capital Stock				
	Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCES, July 1, 2001	$ 98,700	$ 987	$ 184,813	$ (35,315)	$ 150,485
Issuance of 100 shares of common stock	100	1	49,999	--	50,000
Net loss for the year ended June 30, 2002	--	--	--	(40,143)	(40,143)
BALANCES, June 30, 2002	98,800	988	234,812	(75,458)	160,342
Net income for the year ended June 30, 2003	--	--	--	67,949	67,949
BALANCES, June 30, 2003	$ 98,800	$ 988	$ 234,812	$ (7,509)	$ 228,291

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 67,949	$ (40,143)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized loss on investments	21,981	--
Provision for depreciation	2,144	2,792
Loss on sale of property and equipment	51	2,389
Non-cash commission income	(100,000)	--
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	3,728	(4,055)
(Increase) decrease in prepaid expenses	(30)	9,893
(Increase) decrease in due from MP1, LLC	19,450	1,000
Increase (decrease) in accounts payable and accrued expenses	(3,726)	1,704
Net cash provided by (used in) operating activities	11,547	(26,420)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayment of loan from stockholder	(9,104)	--
Purchase of investments	(22,943)	--
Net cash used in investing activities	(32,047)	--
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	--	50,000
Net cash provided by financing activities	--	50,000
Net increase (decrease) in cash	(20,500)	23,580
CASH, July 1	70,048	46,468
CASH, June 30	$ 49,548	$ 70,048

SUPPLEMENTAL DISCLOSURES:

There were no cash receipts or payments of interest or income taxes during either year.

	2003	2002
Non-cash investing activities:		
Private placement commission income received in the form of securities	$ 100,000	$ --

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1 - ORGANIZATION AND OPERATIONS

Morgenthau & Associates, Inc. (the Company) is incorporated in the State of Florida to transact business as a Broker-Dealer. The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby a corresponding Broker-Dealer (Fiserv Correspondent Services, Inc.) handles all customers' money and stock transactions. In addition, the Company conducts a number of private placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition:

For financial statement reporting purposes, revenues are recognized when earned and costs are recognized when incurred.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalents at one financial institution which routinely exceed Federal insured amounts.

Allowance for doubtful accounts:

Management periodically reviews the accounts receivable balance and provides an allowance for accounts which may be uncollectible. At June 30, 2003, management considers the accounts receivable to be fully collectible within the current accounting period and no allowance for doubtful accounts is considered necessary.

Provision for depreciation:

The Company provides for depreciation of its property and equipment using the straight-line method over the following estimated useful lives:

Office furniture and equipment	5-7 years

Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Securities:

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as estimated by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable equity securities owned consist of the following:

Corporate stocks	$	33,810
Options and warrants		2,032
	$	35,842

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993 or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

Corporate stock	$	100,000
Options and warrants		23,020
	$	123,020

NOTE 4 - LEASING ARRANGEMENTS

The Company previously entered into a lease for office space under an operating lease that expires on April 30, 2006. Concurrent with the commencement of this lease, the Company entered into a sublease agreement with a related entity (Note 5) to recover approximately 80% of the lease cost. Rent expense for the years ended June 30, 2003 and 2002 is as follows:

		2003		2002
Rent expense	$	67,785	$	65,802
Less sublease recovery		52,792		55,028
Net rent expense	$	14,993	$	10,774

Future minimum lease payments under the above non-cancelable operating and sublease arrangement are approximately as follows:

Year ending June 30		Gross Rentals		Net of Sublease Recovery
2004	$	70,000	$	14,000
2005	$	72,000	$	14,400
2006	$	61,000	$	12,200
Thereafter	$	NONE	$	NONE

NOTE 5 - RELATED PARTY TRANSACTIONS

Commission and fee income:

The Company receives commission income as the private placement agent for several companies related by common ownership and/or management. Commission income from these entities amounted to $ 135,543 and $ 11,250 for the years ended June 30, 2003 and 2002, respectively.

Other related party transaction:

Morgenthau Capital Advisors, LLC, a company wholly owned by the Company's sole stockholder, provides administrative support services to the Company which are calculated during the last month of each fiscal year. In addition, the Company subleases office space to Morgenthau Capital Advisors, LLC for approximately 80% of the Company's lease payment. Administrative support fee paid to Morgenthau Capital Advisors, LLC aggregated $ 92,760 and $ 27,600 for the years ended June 30, 2003 and 2002, respectively. Sublease recovery from Morgenthau Capital Advisors, LLC totaled $ 52,792 and $ 55,028 for the years ended June 30, 2003 and 2002, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" Exchange also provides that equity capital cannot be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $ 98,594 which was $ 93,594 in excess of its required net capital. The Company's net capital ratio was .14 to 1.00.

NOTE 7 - INCOME TAXES

The provision for income taxes at June 30, 2003 and 2002 consisted of the following:

	2003	2002
Current tax provision	$ 27,584	$ --
Benefit of net operating loss carryforwards, previously offset by a valuation allowance	(15,020)	--
Benefit of charitable contribution carryforwards, previously offset by a valuation allowance	(1,798)	--
Net current tax expense	$ 10,766	$ --

The Company's effective tax rate is different than what would be expected if the statutory rates were applied to "net income before income taxes" primarily because of graduated income tax rates and expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 8 - CONTINGENCIES

The Company has entered into a contingent fee arrangement with ALfresh Foods, Inc. for the payment of commissions previously earned by the Company. ALFresh Foods, Inc., which is related by common ownership, has incurred operating losses every year since its inception in 1995. Because of ALFresh's poor financial condition and the uncertainty of any current collections, Morgenthau & Associates, Inc. has converted ALFresh's contractual obligation for commissions to a contingent arrangement, wherein ALFresh is required to make payments of 8% of its earnings before non-cash charges and income taxes, determined on an annual basis and payable by April 1 of the year following the year of determination. ALFresh may, however, make voluntary payments against the total fees due to the Company at any time. During the year ended June 30, 2003, ALFresh did not make any voluntary payments. The balance of contingent unpaid fees due to the Company aggregated approximately $ 497,000 at June 30, 2003.

MORGENTHAU & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
For the Year Ending June 30, 2003

TOTAL STOCKHOLDER'S EQUITY	$ 228,291
NON-ALLOWABLE ASSETS:	
Property and equipment, less accumulated depreciation	1,656
Securities not readily marketable	123,020
Prepaid expenses	4,653
Deposits, other	368
Total non-allowable assets	129,697
NET CAPITAL	$ 98,594
AGGREGATE INDEBTEDNESS:	
Liabilities from the statement of financial condition	$ 14,079
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 938
Minimum net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 96,482
Excess net capital at 1,000 percent	$ 97,186
Ratio aggregate indebtedness to net capital	.14 to 1.00
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 62,752
Allowable assets erroneously reported as non-allowable marketable equity securities	35,842
Net capital per above	$ 98,594



KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A.
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

CHRISTOPHER L. COLLINS, C.P.A.
PIERCE R. KEEFE, C.P.A.
CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.
NICHOLAS A. GROSS, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of Morgenthau & Associates, Inc. for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Morgenthau & Associates, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in the making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Morgenthau & Associates, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keefe, McCullough & Co., LLP

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
July 18, 2003